STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
252-972-9922

November 3, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Starboard Investment Trust (the “Trust”) File No. 333-258233 Request for Withdrawal of Amendment

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust's Post-Effective Amendment No. 1 filed with respect to the AI Quality Growth ETF (S000072155), Adaptive High Income ETF (S000072158), RH Hedged Multi-Asset Income ETF (S000072156), RH Tactical Outlook ETF (S000072159), and RH Tactical Rotation ETF (S000072157). The post-effective amendment was filed on Form N-14 on November 2, 2021 (EDGAR Accession Number: 0001464413-21-000224).

This withdrawal is being requested as the submission was inadvertently filed under the incorrect form type. No securities were sold in connection with the offering.

If you have any questions concerning the foregoing, please contact the undersigned at 252-984-3807.

Yours truly,

/s/ Tracie A. Coop
Tracie A. Coop, Secretary